UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Ixia

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45071R109

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45071R109	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS (I.R.S. Identification Nos. of above persons (entities only) Addington Hills Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,597,193 shares, the voting power of which is shared with PraxisIFM Trustees SA, as Trustee of The Pink Trust
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,597,193 shares, the dispositive power of which is shared with PraxisIFM Trustees SA, as Trustee of The Pink Trust.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,597,193 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 45071R109	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS (I.R.S. Identification Nos. of above persons (entities only) The Pink Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,597,193 shares, the voting power of which is shared with (i) Addington Hills Ltd. and (ii) PraxisIFM Trustees SA, as Trustee of The Pink Trust
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,597,193 shares, the voting power of which is shared with (i) Addington Hills Ltd. and (ii) PraxisIFM Trustees SA, as Trustee of The Pink Trust.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,597,193 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 45071R109	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS (I.R.S. Identification Nos. of above persons (entities only) PraxisIFM Trustees SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,597,193 shares, the voting power of which is shared with Addington Hills Ltd.
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,597,193 shares, the dispositive power of which is shared with Addington Hills Ltd.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,597,193 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 45071R109	13G	Page 5 of 8 Pages

ITEM 1(a)	Name of Issuer: Ixia

ITEM 1(b)	Address of Issuer’s Principal Executive Offices: 26601 W. Agoura Road, Calabasas, CA 91032

ITEM 2(a)

Name of Person Filing:

This Statement is being filed by Addington Hills Ltd. (“Addington”), by The Pink Trust (the “Trust”) and by PraxisIFM Trustees SA (the “Trustee”), as trustee of The Pink Trust. The persons filing this Statement are sometimes together referred to as the “Reporting Persons.” Addington is the direct owner of the shares. The Trust is the beneficial owner of the equity interest in Addington. The Trustee is the trustee of the Trust.

ITEM 2(b)

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of Addington, the Trust and the Trustee is 3 Rue de Marché, PO Box 1668, CH-1211 Geneva 1, Switzerland.

ITEM 2(c)	Citizenship: Addington is a company organized under the laws of the Bahamas. The Trust is a trust organized under the laws of Jersey. The Trustee is a company organized under the laws of Switzerland.

ITEM 2(d)	Title of Class of Securities: Common Stock

ITEM 2(e)	CUSIP Number: 45071R109

ITEM 3.		IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

CUSIP No. 45071R109	13G	Page 6 of 8 Pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-US institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable

ITEM 4.	OWNERSHIP

(a)	Amount beneficially owned:	1,597,193	shares

(b)	Percent of class:	1.9%

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote	0	shares

	(ii) Shared power to vote or to direct the vote	1,597,193	shares

	(iii) Sole power to dispose or to direct the disposition of	0	shares
	(iv) Shared power to dispose or to direct the disposition of	1,597,193	shares

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

To the best knowledge of each of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Ixia Common Stock beneficially owned by the Reporting Persons.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 45071R109	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017

Addington Hills Ltd.

By: IFM Corporate Directors, Sole Director

	By:	/s/ Caroline Bennett-Akkaya
Print Name: Caroline Bennett-Akkaya
Title: Director

	By:	/s/ Isabelle Weber Claude
Print Name: Isabelle Weber Claude
Title: Director

PraxisIFM Trustees SA, on behalf of itself and as Trustee of The Pink Trust

By:	/s/ Caroline Bennett-Akkaya
Print Name: Caroline Bennett-Akkaya
Title: Director

By:	/s/ Isabelle Weber Claude
Print Name: Isabelle Weber Claude
Title: Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 45071R109	13G	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit Number	Exhibit	Page

1	Agreement to File Joint Statements on Schedule 13G(1)	Page 8 of 8 pages

(1)	Incorporated by reference to the Reporting Persons’ Amendment No. 6 to Schedule 13G filed with the Commission on September 15, 2016.